Exhibit 99.1

            NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008
(Expressed in US Dollars)

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)
(Unaudited)

	December 31,	June 30,
	2008	2008
ASSETS
Current
Cash and cash equivalents	$3,904,215	$11,473,360
Amounts receivable	205,079	143,638
Marketable securities (Note 5)	36,125	180,640
Prepaid expenses	100,327	124,303
	4,245,746	11,921,941

Restricted Cash (Note 13)	18,595,436	674,452
Property, Plant And Equipment (Note 6)	54,237,298	18,714,182
Interests In Geothermal Properties (Note 7)	67,589,318	47,268,248

	$144,667,798	$78,578,823

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,065,932	$10,540,408
Deferred construction amounts payable (Note 8)	5,047,932	-
	19,113,864	10,540,408

Bank Loan (Note 9)	78,323,583	20,903,323
Cash Settlement Option (Note 9)	1,937,331	-
Asset Retirement Obligation (Note 10)	1,216,614	1,054,645
	100,591,392	32,498,376

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	54,032,960	53,936,713
Contributed Surplus (Note 11)	4,121,788	4,020,807
Accumulated Other Comprehensive (Loss) Income	(1,422,835)	(734,311)
Deficit	(12,655,507)	(11,142,762)
	44,076,406	46,080,447

	$144,667,798	$78,578,823

Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in US Dollars)
(Unaudited)

	For the Three Month Period		For the Six Month Period
	Ended December 31,		Ended December 31,
	2008	2007	2008	2007

Operating Expenses
Accounting and audit	$12,951	26,408	$110,155	$33,832
Administration	239,735	197,747	481,630	307,341
Accretion of asset retirement obligation	19,482	5,233	38,964	10,466
Accretion of cash settlement option	177,830	-	177,830	-
Amortization	23,019	16,359	42,733	21,837
Consulting fees	114,171	29,152	267,146	173,343
Conventions and publishing	98,677	116,842	165,547	150,120
Investor relations	165	36,603	10,773	67,491
Insurance	12,082	14,460	26,143	31,089
Legal	25,775	42,317	78,242	98,088
News dissemination	2,844	5,645	9,933	13,036
Office expenses	33,324	41,158	69,469	65,985
Recruitment fee	-	129,878	-	129,878
Rent and telephone	30,471	34,682	61,904	61,456
Stock-based compensation	15,550	31,320	136,751	116,896
Transfer agent and regulatory fees	16,606	14,764	21,273	25,099
Travel and business development	22,933	54,497	82,284	98,671

	845,615	797,065	1,780,777	1,404,628

Other Income
Interest income	196,077	77,071	268,032	189,751
Option proceeds in excess of mineral property costs	-	100,681	-	103,989

	196,077	177,752	268,032	293,740

Net Loss for the period	(649,538)	(619,313)	(1,512,745)	(1,110,888)

Deficit, beginning of period	(12,005,969)	(8,518,521)	(11,142,762)	(8,026,946)

Deficit, end of period	$(12,655,507)	$(9,137,834)	$(12,655,507)	$(9,137,834)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted average number of common shares issued and outstanding	94,301,026	53,324,997	94,347,765	76,938,763

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)
(Unaudited)

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2008	2007	2008	2007

Net loss for the period	$(649,538)	$(619,313)	$(1,512,745)	$(1,110,888)

Other comprehensive income
Foreign translation gain (loss)	(269,846)	112,490	(544,009)	525,910
Increase (decrease) in unrealized holding gains on marketable securities	(70,998)	103,615	(144,515)	130,624

Comprehensive loss	$(990,382)	$(403,208)	$(2,201,269)	$(454,354)

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
Accumulated comprehensive income	2008	2007	2008	2007

Balance at beginning of period	$(1,081,991)	$(647,907)	$(734,311)	$(1,088,336)

Foreign translation gain (loss)	(269,846)	112,490	(544,009)	525,910
Increase (decrease) in marketable securities	(70,998)	103,615	(144,515)	130,624

Balance at end of the period	$(1,422,835)	$(431,802)	$(1,422,835)	$(431,802)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
(Unaudited)

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2008	2007	2008	2007

Cash flows from (used in) operating activities
Net Loss for the period	$(649,538)	(619,313)	$(1,512,745)	$(1,110,888)
Items not requiring (providing) cash:
Amortization	23,019	16,359	42,733	21,837
Accretion of asset retirement obligation	19,482	5,233	38,964	10,466
Accretion of cash settlement option	177,830	-	177,830	-
Marketable securities received as option payment	-	(68,597)	-	(68,597)
Stock-based compensation	15,550	31,320	136,751	116,896
Adjustments to reconcile net loss to net cash used from (used in) operation activities
(Increase) decrease in accounts receivable	(50,765)	101,664	(61,440)	29,400
(Decrease) increase in accounts payable	2,631,883	(202,781)	152,206	167
(Increase) decrease in prepaid expenses	103,076	(376,048)	23,976	(463,557)

	2,270,537	(1,112,163)	(1,001,725)	(1,464,276)

Cash flows used in investing activities
Geothermal property interests	(8,391,458)	(2,243,722)	(17,916,614)	(7,270,322)
Restricted cash	(1,552,146)	-	(17,920,984)	-
Acquisition of capital assets	(19,360,279)	(840,460)	(29,301,530)	(581,501)

	(29,303,883)	(3,084,182)	(65,139,128)	(7,851,823)

Cash flows from financing activities
Bank loan advances	28,041,818	5,000,000	59,166,294	5,000,000
Options exercised	-	90,950	60,477	167,298

	28,041,818	5,090,950	59,226,771	5,167,298

Effect of exchange rate changes on cash and cash equivalents	(355,320)	(257,722)	(655,063)	(1,011,501)

Increase (decrease) in cash and cash equivalents	653,152	636,883	(7,569,145)	(5,160,302)

Cash and cash equivalents, beginning of period	3,251,063	6,985,138	11,473,360	12,782,323

Cash and cash equivalents, end of period	$3,904,215	$7,622,021	$3,904,215	$7,622,021

Supplementary Non-Cash Information
Accounts payable for geothermal property interests	$6,478,000	$3,182,305	$6,478,000	$3,182,305
Accounts payable for property, plant and equipment	$7,067,654	$355,955	$7,067,654	$355,955
Capitalized amortization on the opening value of the cash settled option	$13,467	$-	$13,467	$-

Additional Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995, under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

On August 29, 2008, the Company raised $180 million for the continued development of its Blue Mountain power plant project. The Company’s ability to continue as a going concern is dependent upon successful completion of its geothermal projects, such as Blue Mountain, and upon its ability to attain profitable operations. However, there is no assurance that management will be successful in achieving these objectives.

As at December 31, 2008, the Company had working capital deficiency of $14,868,118, and had accumulated losses totalling $12,655,507.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in US dollars, unless specifically indicated otherwise. They do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in annual financial statements, and therefore should be read in conjunction with the Company’s annual financial statements for the year ended June 30, 2008. The Company applies the same accounting policies and methods in these interim financial statements as those in the audited annual financial statements, except as noted herein:

Changes in Accounting Policies

a)
Effective October 1, 2008, the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing. Prior to October 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency. In accordance with EIC-130, the financial statements for all years and

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Changes in Accounting Policies (Continued)

periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the annual average rate of exchange for the transaction dates. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

b)
Effective July 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. The standards increase the disclosure required and enable users to evaluate the significance of financial instruments in an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

	i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, deferred construction amounts payable, bank loan and cash settled option.

Held-for-trading financial instruments include cash, cash equivalents and restricted cash and are initially and subsequently recorded at fair value.

Available for sale financial assets include marketable securities that are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. The fair value of marketable securities is based on the market value of the quoted investments.

Amounts receivable are recorded at cost which approximates fair value due to the short-term nature of these assets.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Changes in Accounting Policies (Continued)

i)	Financial Assets and Liabilities (Continued)

Financial liabilities, comprised of accounts payable and accrued liabilities, deferred construction amounts payable and the cash settlement option, are measured at fair value.

The bank loan is classified as other financial liability and is recorded at amortized cost.

ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued development of the Company’s geothermal properties, and to limit exposure to credit and market risks. The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and amounts receivable. The risk exposure is limited to the carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates. Restricted cash consists of certificates of deposit held with the Bank of the West and guaranteed investment certificates at Royal Bank of Canada. The Company does not invest in asset-backed securities. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Amounts receivable consist of goods and services tax recoverable and amounts due from the previous joint-venture partner. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Changes in Accounting Policies (Continued)

ii)	Financial Instrument Risk Exposure and Risk Management (Continued)

The Company ensures there is sufficient capital to meet short-term business requirements, after taking into account the Company’s holdings of cash, cash equivalents and undrawn funds from the committed Trust Company of the West (“TCW”) loan. Management prepares annual operating and capital expenditure budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a monthly basis.

The Company periodically draws on cash, cash equivalents and the TCW loan to fund costs associated with the geothermal properties. At December 31, 2008, the Company’s working capital is negative due primarily to the TCW loan draw that occurred subsequent to the quarter-end (see Note 15(a)), and the construction holdback payable upon completion of the Blue Mountain project.

Market Risk

Market risk is comprised of three components: currency risk, interest rate risk and commodity price risk.

	a.	Currency risk

The operating results and financial position of the Company are reported in US dollars. The Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction and translation risk. Changes in the US equivalent amount of Canadian denominated net assets are recorded as a component of accumulated other comprehensive income on the balance sheet.

The Company’s exploration and development costs are denominated in US dollars; fluctuations of the Canadian dollar in relation to the US dollar will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

	b.	Interest rate risk

The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances in terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. The bank loan carries a fixed interest rate of 14% and as such, is not subject to interest rate risk.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Changes in Accounting Policies (Continued)

ii)	Financial Instrument Risk Exposure and Risk Management (Continued)

	c.	Commodity price risk

The Company’s commodity risk relates to power produced. The price of power is impacted by various circumstances surrounding energy production from natural gas, nuclear, hydro, solar, coal, oil as well as renewable energy legislation. The Company has mitigated power price risk by signing a 20-year power purchase agreement which establishes a fixed price and escalator.

c)
Effective January 1, 2008, the Company adopted the new CICA guideline of 1535, Capital Disclosures. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

d)
Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

	a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and, for the Company, is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently assessing the impact of this section.

	b)	International Financial Reporting Standards

In February 2008, the Cdn Accounting Standards Board has announced 2011 is the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011,

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

b)	International Financial Reporting Standards (Continued)

will require restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. The Company has completed a preliminary review of IFRS, has begun developing an implementation plan, and will be assessing the impact on the Company’s disclosure requirements.

4.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

	i)	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern,

	ii)	maintain adequate levels of funding to support the exploration and development of its geothermal properties,

	iii)	maintain investor, creditor and market confidence to sustain future development of the business, and

	iv)	provide returns to shareholders and benefits for other stakeholders

The Company currently does not have any of its projects producing revenue. The Blue Mountain project is funded by a loan provided from TCW. Revenues are expected to begin in 2010. The Pumpernickel Valley, Black Warrior and Crump Geyser projects are currently funded by equity financing. The TCW bank loan has been obtained to fund the construction of the Company’s Blue Mountain project. Until the Company generates revenue, it will be dependent upon its equity to fund administration and further exploration of properties other than Blue Mountain.

The Company manages its capital in a manner that provides sufficient funding for exploration and development activities. Annual budgets and rolling forecasts are used to determine the necessary capital requirements. The budgets are prepared by management, approved by the Board of Directors and are updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary.

The Company has a commitment from MS Greenrock LLC, a wholly owned subsidiary of Morgan Stanley, to fund a tax equity financing that will replace a large portion of the construction funds provided by TCW when the Blue Mountain project begins commercial operation.

5.	MARKETABLE SECURITIES

	December 31, 2008		June 30, 2008
	NUMBER		NUMBER
	OF SHARES	AMOUNT	OF SHARES	AMOUNT
Sierra Geothermal Power Corp.
Cost – common shares	400,000	$142,845	400,000	$142,845
Unrealized gain (loss)	-	(106,720)	-	37,795

	400,000	$36,125	400,000	$180,640

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008	June 30, 2008

Computer Equipment	$85,159	93,052
Field Equipment	157,085	157,085
Office Furniture and Equipment	51,585	58,510
Vehicles	27,744	-
Computer Software	46,214	44,617
Land	153,628	153,716
	521,415	506,980
Accumulated amortization	139,444	111,299
	381,971	395,681
Assets under construction	53,855,327	18,318,501
	$54,237,298	$18,714,182

7.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	December 31, 2008	June 30, 2008
Blue Mountain Geothermal Project - Nevada	$66,808,566	$46,656,294
Pumpernickel Valley Geothermal Project - Nevada	54,421	-
Black Warrior Peak Project - Nevada	261,674	186,418
Crump Geyser - Oregon	464,657	425,536
	$67,589,318	$47,268,248

a)	Blue Mountain Project, Nevada

The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada. The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest. The property interests are subject to production royalties ranging from 1.75% to 3.5% on sales of electrical power, and 5% to 10% from sales of energy for other uses.

a)
At December 31, 2008 the Company had drilled four production wells capable of producing 27.5 – 29.5 (net) MW power and one of the successful production wells could be used for injection if this proves advantageous. During the quarter ended December 31, 2008, the Company drilled wells 89-11 and 57-15 that, subject to further work, are not commercial and well 58A-15 that will be a successful injector well. On November 12, 2008, following a review of detailed engineering, the State of Nevada issued a full Chemical Accident Prevention Plan (“CAPP”) permit to construct the contracted power plant.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

a)	Blue Mountain Project, Nevada (Continued)

The following costs have been incurred on the project:

	For the Six Months	For the Year
	Ended Dec. 31, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$22,712	$108,657

Deferred exploration
Geological and geophysical	349,567	1,107,446
Non-geological consulting	68,895	90,982
Drilling	13,820,978	18,442,257
Road Maintenance	9,060	-
Camp and field supplies	1,985,769	2,967,878
Reports and maps	-	38,366
Testing	272,508	690,941
Water analysis	-	24
Borrowing costs	3,099,778	1,092,273
Drilling advances	400,000	402,750
Provision for remediation	123,005	633,094

Costs incurred during the period	20,152,272	25,574,668
Balance, beginning of period	46,656,294	21,081,626

Balance, end of period	$66,808,566	$46,656,294

b)	Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The Company leases geothermal rights from Newmont USA, certain private land owners and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat Nevada Inc. (“Ormat”), the Company gave a right of first refusal for the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing.

The Newmont lease grants the Company the exclusive geothermal, surface and water rights. The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

5% of the gross proceeds of a sale of any substances in an arm’s length transaction;

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	b)	Pumpernickel Valley Project, Nevada (Continued)

2% of the gross proceeds from the sale of, or manufacture, of bi-products;

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) payable to Ehni Enterprises Inc.

In December, 2008 Sierra Geothermal Power Corp (“SRA”) notified the Company it will not be able to meet the final commitments in order to earn a 50% joint-venture interest in the Pumpernickel Project. As at December 31, 2008, the Company is owed $132,259 from SRA.

The following costs have been incurred on the project:

	For the Six Months	For the Year
	Ended Dec. 31, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$22,213	$3,392

Deferred exploration
Camp and field supplies	5,143	8,360
Drilling	(5,853)	277,464
Geological and geophysical	14,516	83,764
Non-geological consulting	22,721	1,364
Reports and maps	-	164
Testing	4,128	1,635
Water analysis	-	1,357
Sierra Geothermal funding and option payments	(8,447)	(377,500)

Costs incurred during the period	54,421	-
Balance, beginning of period	-	-

Balance, end of period	$54,421	$-

c)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	c)	Crump Geyser, Oregon (Continued)

The following costs have been incurred on the project:

	For the Six Months	For the Year
	Ended Dec. 31, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$(110)	$44,791

Deferred exploration
Camp and field supplies	2,906	1,871
Geological and geophysical	32,819	18,683
Legal and consulting (non-geological)	2,165	2,624
Reports and maps	1,341	310

Costs incurred during the period	39,121	68,279
Balance, beginning of period	425,536	357,257

Balance, end of period	$464,657	$425,536

d)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1 million.

The following costs have been incurred on the project:

	For the Six Months	For the Year
	Ended Dec. 31, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$1,702	$43,187

Deferred exploration
Camp and field supplies	3,645	1,524
Drilling	26,857	-
Geological and geophysical	38,163	57,859
Legal and consulting (non-geological)	4,354	-
Reports and maps	535	30

Costs incurred during the period	75,256	102,600
Balance, beginning of period	186,418	83,818

Balance, end of period	$261,674	$186,418

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

8.	DEFERRED CONSTRUCTION AMOUNTS PAYABLE

Deferred construction amounts payable consist of $3,000,000 in deferred payments and holdbacks payable of $2,047,932. These amounts are due on completion of the Blue Mountain construction project in approximately December 2009.

9.	BANK LOAN

On August 29, 2008, the Company closed a financing with Trust Company of the West , a New York based investment management firm, for up to $180 million. Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid a bridge loan, and provided cash as collateral for both the $15 million Ormat letter of credit and the $1.37 million Sierra Pacific (name changed to NV Energy Inc. (“NVE”) September 22, 2008) letter of credit. The cash collateral is invested in certificates of deposit at Bank of the West, an AA minus Standard & Poors rated western US bank.

The principal terms of the TCW loan are as follows:

  14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;
  Interest will be capitalized prior to commercial operation and 6% interest per annum is deferrable to maturity thereafter;
  the minimum principal drawdown is $70 million;
  the principal will be repaid from available cash flow – the lender has the right to pay principal and interest with 60% of available project cash, which will increase to 100% if target loan principle balances are exceeded;
  the lender retains the right to a residual of approximately 7.5% interest in the project at maturity, the “cash settled option”;
  the last $10 million of the $180 million commitment, if drawn, results in an increase of the cash settled option by 0.5% interest in the project for each million drawn;
  the loan is subject to a 2% prepayment penalty prior to commercial operation and a make-whole premium equal to the net present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities thereafter;
  a closing fee of $3.6 million (2%) of the commitment was paid to TCW at closing.

The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”). Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to NVE’s grid and underlying real estate rights. In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project. TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

9.	BANK LOAN (Continued)

On August 29, 2008, the Company allocated $1,759,501 of the first draw-down of $47,730,968 as the value of the cash settled option. As at December 31, 2008, the cash settlement option was valued at $1,937,331. The value of the option at maturity date, November 30, 2023, is estimated to be approximately $8.5 million.

The change in the fair value of the cash settled option for the period of $177,830 is expensed. The value of the option as at August 29, 2008 was estimated by an independent valuator.

The bank loan is recorded at amortized cost and interest, amortized for the period to December 31, 2008, of $ 13,467 has been charged to the capital costs of assets under construction and geothermal property interest.

The following is a summary of the components of bank loan liability as at December 31, 2008:

Loan proceeds received	$80,069,617
Less: August 29, 2008 opening value of the cash settled option	(1,759,501)
78,310,116
Amortization to December 31, 2008	13,467
$78,323,583

10.	ASSET RETIREMENT OBLIGATION

	Dec. 31, 2008	June 30, 2008
Opening Balance	$1,054,645	$400,620
Additonal liabilities incurred	123,005	633,094
Accretion expense	38,964	20,931
Balance	$1,216,614	$1,054,645

The majority of costs attributed to these commitments and contingencies are expected to be incurred in 2030, and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

11.	SHARE CAPITAL

	a)	Authorized

Unlimited voting common shares – no par value

25,000,000 first preferred shares – no par value (none issued) 25,000,000 second preferred shares – no par value (none issued)

	b)	Common Shares Issued and Outstanding

			CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, June 30, 2008	94,169,504	$53,936,713	$4,020,807

Issued for cash
Stock options exercised	225,000	60,477	-
Stock options exercised - stock option valuation	-	35,770	(35,770)
Compensation options granted	-	-	136,751

Balance, December 31, 2008	94,394,504	$54,032,960	$4,121,788

c)	Stock Options

During the six month period ended December 31, 2008, the Company received $60,477 (2007 - $153,686) from the exercise of 225,000 (2007 – 250,000) stock options.

A summary of the changes in stock options for the quarter ended December 31, 2008 below:

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF	PRICE
	SHARES	CAD$

Balance, June 30, 2008	8,009,000	$0.78

Granted	442,000	0.94
Exercised	(225,000)	0.28
Expired	-	0.00

Balance, Dec. 31, 2008	8,226,000	$0.80

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

	c)	Stock Options (Continued)

As at December 31, 2008, the following stock options were outstanding:

	NUMBER		WEIGHTED	NUMBER
	OUTSTANDING		AVERAGE	EXERCISABLE
EXERCISE	AT	REMAINING	EXERCISE	AT
PRICE	DEC 31	CONTRACTUAL	PRICE	DEC 31
CAD$	2008	LIFE (YRS)	CAD$	2008

$0.28	153,000	0.05	$0.28	153,000
$0.35	297,000	0.40	$0.35	297,000
$0.50	100,000	4.88	$0.50	100,000
$0.65	3,575,000	3.26	$0.65	3,575,000
$0.80	250,000	3.59	$0.80	250,000
$0.81	80,000	3.75	$0.81	80,000
$0.90	1,423,000	2.05	$0.90	1,423,000
$1.02	100,000	4.53	$1.02	100,000
$1.03	1,341,000	4.41	$1.03	1,296,000
$1.08	200,000	4.62	$1.08	200,000
$1.10	42,000	4.58	$1.10	10,500
$1.12	410,000	4.16	$1.12	410,000
$1.15	255,000	3.92	$1.15	255,000
	8,226,000	3.23	$0.80	8,149,500

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding shares at any point in time. During the six months ended December 31, 2008, the Company recorded $136,751 (2007 - $116,896) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. The options vest immediately. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk free interest rate	1.11-3.76%	4.13-4.21%
Expected life	2 years	1-2 years
Expected volatility	58-73%	57-66%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.25	$0.30

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

	d)	Share Purchase Warrants

As at December 31, 2008, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
WARRANTS	PRICE CAD$	DATE

3,850,000	$1.10	February 12, 2009
19,202,000	$1.10	February 28, 2009

23,052,000

e)	Agents’ Compensation Units and Options

As at December 31, 2008, the following agents’ compensation units and options were outstanding:

		NUMBER		NUMBER
		OUTSTANDING	REMAINING	EXERCISABLE
	EXERCISE	AT	CONTRACTUAL	AT
	PRICE	DECEMBER 31		DECEMBER 31
EXPIRY DATES	CAD$	2008	LIFE (YRS)	2008

Agents units
March 1, 2009	$0.65	1,846,160	0.16	1,846,160

Agents options
November 15, 2009	$1.00	1,050,000	1.13	1,050,000

f)	Escrow Shares

As at December 31, 2008, there were no shares held in escrow.

12.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

As at December 31, 2008, a total of $520,362 (June 2008 - $79,694) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and repayable on demand. A portion of the payable balance results from an extension of payment terms provided by a Company Director, deferring one half the TCW success fee payment to January, 2009 in return for 5% (annualized) interest.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

12.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

During the six months ended December 31, 2008 and 2007, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Administration	$192,803	$193,403
Director fees	$42,837	$30,327
Consulting, including financing success fee – geothermal	$1,061,026	$465,981
Rent	$-	$11,484

Administration is primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs, which are capitalized, primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s letters of credit in support of the LNTP contracted with Ormat and the TCW loan. The Company estimates financing success fees could reach, in total, approximately $2.6 million.

13.	COMMITMENTS

	a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2009	$621,680
2010	690,090
2011	709,707
2012	676,255
2013	680,908
2014 and thereafter	1,117,537

$4,496,177

b)
During 2006 the Company signed a 20-year power purchase agreement with NVE for continuous supply of up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada. The PPA was secured by a cash collateralized $645K letter of credit issued by Royal Bank of Canada.

c)
A Large Generator Interconnect Agreement (“LGIA”) Agreement, entered into in November 2007, commits the Company to provide a letter of credit that can be drawn to reimburse NVE for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse NVE’s interconnection facilities capital expenditures, estimated to reach approximately $700,000. In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.37-million, which was issued during September, 2008 by Bank of the West. It is cash collateralized.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

13.	COMMITMENTS (Continued)

c)
On August 29, 2008, concurrently with the TCW financing, a FNTP was issued to Ormat committing the Company to an approximately $76 million fixed price, date certain (substantial completion at December 31, 2009), guaranteed performance EPC contract.

Simultaneously the $ 15 million letter of credit was cash collateralized and issued by Bank of the West.

Restricted Cash (relating to collateralized amounts)

Beneficiary	Issuing Bank	USD

NV Energy – PPA	Royal Bank Of Canada	$645,000
Ormat	Bank of the West	15,000,000
NV Energy – LGIA	Bank of the West	1,370,100
NV Energy – PPA	Bank of the West	1,580,336

		$18,595,436

d)
On September 12, 2008, the Company entered into approximately $4.5 million fixed price EPC contract with Wilson Utility Construction Co. to build a 120 MW, 21 mile transmission line from the Blue Mountain power plant to the interconnection with NVE’s switching station.

e)
On October 15, 2008, the Company entered into a contract with JFMPE, Inc. to provide professional services relating to the mechanical/electrical, controls engineering, and design for the gathering system at the Blue Mountain Power Plant. The estimated amount of the contract is US$243,000 plus construction inspection and other support time billed on a hourly rate.

f)
On November 3, 2008, the Company and NVE amended the PPA to improve pricing and to increase power sales, consistent with the size of the resource and the plant under construction. At the same time an additional cash collateralized letter of credit was provided to NVE in the amount of approximately $1.6 million.

14.	ADDITIONAL CASH FLOW INFORMATION

	December 31,
	2008	2007

Cash and cash equivalents is comprised of:
Cash	$1,534,610	$783,215
Short term deposits	2,369,605	6,701,611

	$3,904,215	$7,622,021

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(Expressed in US Dollars)

15.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to December 31, 2008:

	a)	Subsequent to December 31, 2008, the Company drew down a further $19,531,929 to pay construction and drilling expenses of the Blue Mountain project including those incurred prior to December 31, 2008.

	b)	Subsequent to December 31, 2008, the Company began drilling wells 15-14 and 17- 14. Well 14-14 was completed in early February and is currently being tested.

	c)	On January 21, 2009, the Company granted 162,000 stock options, exercisable at CAD$0.45 per share, expiring five years from the date of grant.

	d)	On January 19, 2009, the Company received CAD$42,840 from the exercise of 153,000 options.

	e)	On February 12, 2009, 3,850,000 share purchase warrants, exercisable at CDN$1.10, expired.

	f)	On February 27, 2008, a total of 180,000 options expired.

g)
During 2008 the Company requested an extension of time to re-file US taxes for the years 2004, 2005, and 2006 and make certain elections that improve projected tax benefits. As of the date of this report, subsequent to December 31, 2008 the Company received approval to re-file tax returns for 2005 and 2006. Tax benefits relating to 2004 were small in relation to the years 2005 and 2006.

h)
Subsequent to December 31, 2008, the US Bureau of Land Management (BLM) proposed simplifications to calculate the lease payments. The Company was given the option of paying Royalties calculated under the old “net back” method or changing to the new simplified Royalty structure. The Company selected the new simplified method of 1.75% of revenue for the first 10 years of commercial operation and 3.5% thereafter. The Company anticipates the change to benefit NGP. Additionally, the change will add predictability, significantly reduce the administration/accounting costs to the Company and avoid costly and time coming disputes about the calculation with the BLM.

i)
During February, 2009 the CFO entered into an amended Employment Contract with the Company. Also, contracts with the Manager, Project Development and the Director of the Company providing financial advisory services were amended.